Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.

Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.

Commission File No.: 001-14655

Dear Colleague,

As I indicated two weeks ago in our first Better Together newsletter, we will use this forum to share updates and answer your questions as we move forward with combining the strengths of our two organizations.

Now I’d like to take a few moments to answer the questions that we received since the last Better Together:

Where does the Homecare & Hospice part of our business fit going forward?

Homecare and Hospice is an important part of our strategic growth and development plans, providing an additional service continuum in our cluster markets. Homecare and Hospice is a growing division with 15 homecare and hospice agencies and branches currently. We believe there is great potential to grow the business. As this business grows into an important division for the company, we will be looking at recommendations for a new name for our Homecare and Hospice services to give it its own separate identity.

What market share will the new RehabCare division have for providing rehab services in nursing centers nationwide?

After the close, the new RehabCare division will be one of the largest providers of rehab services in the country. However, we will continue to have a large number of competitors and room to grow. After the companies are combined, for example, we will only serve about 11 percent of the nation’s 17,000 nursing centers. In addition, there are opportunities to expand with hospitals, schools and other markets.

How is RehabCare involved with LTAC’s?

After the close, we will be incorporating the 29 Triumph LTAC hospitals into the Kindred hospital division as well as their six freestanding inpatient rehab facilities (IRFs). At some point after the close, it is our intent for the therapists at these hospitals to become employees of the new RehabCare division, but there will be no change in 2011. We will, under no circumstances, outsource therapy services to any third party vendor.

Peoplefirst and RehabCare use different hand held technologies. Which one will be adopted after the close?

We have the highest regard for the IT innovations and use of hand-held technology adopted by both Peoplefirst and RehabCare. We are currently reviewing Point of Care and RehabCare’s SMART program and will look to combine the best of both applications after the close. The systems will continue to run concurrently immediately post close during the integration process until we can be assured we have a system with the most cutting edge technology that best supports accuracy and efficiency.

Will there be any changes to benefits for current Peoplefirst employees?

Your benefits will remain exactly as they are today for the remainder of 2011. You will have the opportunity to participate in Kindred’s Open Enrollment for 2012 later this fall.

Can you please provide clarification as to how and when the uniform policy will be addressed? Is there more information available now?

While we expect to make a decision soon regarding the uniform policy for the combined company, I am pleased to share with you that there will be no changes to current policies for the rest of 2011.

I am still unclear as to what our division will be called after Kindred and RehabCare are combined. Can you please provide clarification?

After the close the rehab division of Kindred will be called RehabCare. As I have shared, the term RehabCare accurately describes exactly the kind of services we provide for our patients and customers. While the name will change, it will not alter our current Peoplefirst culture and approach to delivering the highest quality rehabilitative therapies.

continued

Legal Reminder:

The attorneys asked me to remind everyone that until closing, Peoplefirst and RehabCare will continue to be competitors. From a legal and business perspective, it is critically important to maintain our business as completely independent from RehabCare’s until the closing is complete.

As I indicated in the last Better Together newsletter, we want to hear from you. I encourage you to ask any questions you may have about the planned integration – no matter how small the question may seem. Please share questions with Mary Van de Kamp at MaryD.VanDeKamp@peoplefirstrehab.com.

Thank you for your support and continued patience as we move through this process and for all you do for our patients and customers!

Thanks for all you do!

Chris Bird
President, Peoplefirst Rehabilitation

continued

Please feel free to print this out and post it on your bulletin board.

Additional Information About this Transaction

In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive joint proxy statement/prospectus to their respective stockholders after the Registration Statement has been declared effective by the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www. kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.RehabCare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. You can find information about Kindred’s executive officers and directors in Kindred’s joint proxy statement/prospectus. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the stockholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.